SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 24, 2003

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	(I.R.S. Employer Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit

99.1 News release of Alaska Pacific Bancshares, Inc. dated July 24, 2003

Item 9. Regulation FD Disclosure

On July 24, 2003, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2003. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: July 24, 2003   By: /s/Roger K. White
                                            Roger K. White
                                            Senior Vice President and
                                              Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES
SECOND QUARTER RESULTS


JUNEAU, Alaska, July 24, 2003 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $106,000 ($.17 per diluted share), for the second quarter of 2003. This follows net income of $85,000 ($.14 per diluted share) for the first quarter and $165,000 ($.28 per diluted share) for the second quarter of 2002. Comparability with prior quarters was affected by (1) a nonrecurring loss on the sale of an office building in the first quarter of 2003 of $85,000 ($51,000 after tax) and (2) a "normal" income tax provision in 2003 following recognition in the fourth quarter of 2002 of the full benefit of remaining tax net operating loss carryforwards ("NOLs"). For several years prior to the fourth quarter of 2002, the Company recorded no income tax expense, thereby recognizing the benefit of the NOLs only to the extent of current income in each period.

Pre-tax income before nonrecurring items was $176,000 for the second quarter of 2003, compared with $227,000 for the first quarter and $165,000 for the second quarter of 2002. While pretax income showed a net increase from a year ago, the second quarter of 2002 included an unusually high $160,000 provision for loan losses, compared with a relatively low $30,000 for the second quarter of 2003. The lower provision in 2003 reflects improvements in asset quality as well as a decline in loan balances.

As anticipated, net interest income declined in the second quarter to $1.53 million, compared with $1.65 million in the first quarter and $1.73 million in the second quarter of 2002. The drop is largely the result of rapid loan prepayments, particularly in mortgages, during this period of extremely low interest rates. Until recently, management chose to sell new mortgages rather than keep the low-yielding fixed-rate loans in the portfolio. As a result, growth in net interest income has slowed and is not able to keep up with the growth in expenses necessary to continue with the Company's long-term strategic plan. Beginning in May 2003 and through the rest of the year, the Company plans to retain a greater portion of new mortgage production in the portfolio, funded at least in part by fixed-rate borrowings and certificates of deposit to help control interest-rate risk.

Gains on sale of mortgage loans for the second quarter of 2003 were $113,000, compared with just $23,000 for the same quarter a year ago, but were down $69,000 from $182,000 in the first quarter. This highly-variable component of income is anticipated to decrease further as more new mortgage loans are retained in the portfolio. Other noninterest income continued strong at $278,000 for the second quarter, up 14% from $244,000 in the first quarter, and up 24% from $224,000 in the second quarter last year. The continued improvement in service charges and other noninterest income is due primarily to increased emphasis on deposit and other services to small business customers.

Noninterest expense for the second quarter of 2003 was $1.72 million, a 3.4% decrease from the first quarter (excluding the nonrecurring loss on sale of building in that quarter), but a 4.2% increase over the second quarter of 2002. Noninterest expense is expected to continue to rise moderately as the Company continues to implement plans for improvements in staff, systems and facilities.

During the third quarter, Alaska Pacific Bank is planning to open a new facility adjacent to its headquarters in Juneau for Alaska Pacific Mortgage, the Bank's mortgage lending division. In addition, the Sitka office is scheduled to move to a newly constructed office building in Sitka. Both facilities will be leased.

As previously announced, the Company declared a regular quarterly dividend of $.07 per share, payable August 15, 2003, to shareholders of record as of August 4, 2003.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
Second Quarter 2003
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	June 30, 2003	March 31, 2003	June 30, 2002
Condensed Income Statement:			
Interest income	$2,068	$2,175	$2,334
Interest expense	(536)	(521)	(608)
Net interest income	1,532	1,654	1,726
Provision for loan losses	(30)	(75)	(160)
Gain on sale of mortgage loans	113	182	23
Other noninterest income	278	244	224
Nonrecurring loss on sale of building	-	(85)	-
Other noninterest expense	(1,717)	(1,778)	(1,648)
Income before income tax	176	142	165
Income tax (expense) or benefit	(70)	(57)	-
Net income	$ 106	$ 85	$ 165
Earnings per share:			
Basic	$.18	$.15	$.29
Diluted	.17	.14	.28
Performance Ratios:			
Return on average equity	2.84%	2.28%	4.92%
Return on average assets	0.27	0.22	0.46
Yield on average earning assets	5.60	6.06	6.95
Cost of average interest-bearing liabilities	1.73	1.72	2.12
Interest rate spread	3.87	4.34	4.84
Net interest margin on:			
Average earning assets	4.15	4.61	5.14
Average total assets	3.92	4.32	4.82
Efficiency ratio (a)	94.86	98.16	84.51
Average balances:			
Loans	$102,076	$107,096	$116,246
Earning assets	147,695	143,527	134,310
Assets	156,256	153,227	143,276
Deposits	130,430	127,383	122,330
Interest-bearing liabilities	123,829	121,290	114,960
Shareholders' equity	14,934	14,926	13,416
Average shares outstanding:			
Basic	583,565	581,454	571,689
Diluted	618,154	615,613	596,990

	June 30, 2003	March 31, 2003	June 30, 2002
Balance sheet data:			
Total assets	$159,456	$156,660	$146,666
Loans, net	103,410	102,411	115,822
Total deposits	131,927	129,753	125,028
Federal Home Loan Bank advances	9,662	9,883	5,000
Shareholders' equity	14,983	14,885	13,559
Shares outstanding (b)	624,732	623,132	623,132
Book value per share	$23.98	$23.89	$21.76
Asset quality:			
Allowance for loan losses	$1,157	$1,200	$1,024
Nonaccrual loans	1,466	1,599	1,770
Total nonperforming assets	1,772	1,889	1,883
Net chargeoffs for quarter	73	27	135

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.